
November 8, 2018

Brian Farley
Executive Vice President and General Counsel
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza
Suite 2024
Chicago, IL 60654

> **Re: Allscripts Healthcare Solutions, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 26, 2018**
> **Form 10-Q for the quarterly period ended June 30, 2018**
> **Filed August 6, 2018**
> **File No. 001-35547**

Dear Mr. Farley:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Information Technologies
                              and Services